

June 14, 2021

Paul Ginocchio
Chief Financial Officer
Augmedix, Inc.
111 Sutter Street, Suite 1300
San Francisco, CA 94104

> **Re: Augmedix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed March 31, 2021**
> **File No. 0-56036**

Dear Mr. Ginocchio:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2020

Exhibits 31.1 and 31.2

1. Please tell us why the certifications filed as Exhibits 31.1 and 31.2 do not include paragraph 4(b) referring to internal control over financial reporting as shown in Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 if you have questions regarding our comment.

Sincerely,

Division of Corporation Finance
Office of Trade & Services